FILED PURSUANT TO GENERAL
                                                     INSTRUCTION II.L. OF
                                                     FORM F-10
                                                     FILE NO. 333-104275


                              PROSPECTUS SUPPLEMENT

            To Short Form Base Shelf Prospectus Dated August 4, 2003


No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base prospectus dated August 4, 2003 (the "Prospectus") to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering                                               August 20, 2003
------------------

                                  [AXCAN LOGO]

                                AXCAN PHARMA INC.
          US$125,000,000 4 1/4% Convertible Subordinated Notes due 2008
                             8,924,113 Common Shares

Axcan Pharma Inc. ("Axcan") issued and sold on March 5, 2003 US$125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008 (the "Notes"), on a private placement basis, at an issue price of $1,000 per Note. Under limited circumstances, the Notes are initially convertible into 8,924,113 common shares. This supplement to the Prospectus (the "Prospectus Supplement") may be used by selling security holders ("Securityholders") in connection with resales of Notes and the common shares issuable upon conversion of the Notes (collectively, the "Securities").

The Notes are currently eligible for trading on the PORTAL market of the National Association of Securities Dealers, Inc. The common shares are listed on the Toronto Stock Exchange Inc. (the "TSX") under the symbol "AXP" and on the Nasdaq National Market ("Nasdaq") under the symbol "AXCA".

Investing in the Notes or the common shares involves risks. Please carefully consider the "Risk Factors" beginning on page 1 of the Prospectus.

The Securities may be offered by Securityholders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the Nasdaq and the TSX. In the United States, Securityholders may be deemed to be "underwriters" as defined in the United States Securities Act of 1933, as amended (the "U.S. Securities Act"). Any resale of the Securities in the Province of Quebec will be undertaken pursuant to the applicable provisions of the Securities Act (Quebec). Any profits realized by Securityholders in the United States may be deemed to be underwriting compensation. If the Securityholders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Securities as principals, any profits received by such underwriters or dealers on the resale of the Securities may be deemed to be underwriting compensation under the U.S. Securities Act.

Axcan will not receive any of the proceeds from the resale of the Securities by any of the Securityholders.

The earnings coverage of Axcan for the 12 months ended June 30, 2003 is 4.1 to one in accordance with Canadian GAAP and 6.7 to one in accordance with U.S. GAAP. See "Earnings Coverage".

This Prospectus Supplement and the accompanying Prospectus are filed in Canada and, in the United States, by a "foreign private issuer" as defined by the U.S. Securities Act, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with applicable Canadian disclosure requirements. Prospective United States investors should be aware that such requirements are different from those of the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                               Page
Plan of Distribution..............................2
Recent Developments...............................2
Earnings Coverage.................................4
Incorporation by Reference........................5


Prospectus                        Page
----------                        ----
Trademarks...........................i
Forward-Looking Statements...........ii    Description of Share Capital......55
Risk Factors.........................1     Transfer Agent and Registrar......58
Use of Proceeds......................12    Plan of Distribution..............59
Capitalization.......................12    Legal Matters.....................62
Dividend Policy......................12    Independent Auditors..............62
Earnings Coverage....................13    Purchasers' Statutory Rights......62
Business.............................15    Incorporation by Reference........63
Description of Credit Agreement......24    Additional Information............65
Description of Notes.................26    Certificate of Axcan..............C-1
Certain Income Tax Considerations....47    Schedule "A"......................S-1


This document is in two parts. The first part is this Prospectus Supplement which updates information contained in the accompanying Prospectus dated August 4, 2003 and the documents incorporated by reference therein. The second part is the accompanying Prospectus which gives more general information.

Only the information contained or incorporated by reference in the accompanying Prospectus, including this Prospectus Supplement, should be relied upon. Axcan has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities may not be sold in any jurisdiction where the sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates. Axcan's business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise stated in this Prospectus Supplement, all dollar amounts appearing in this Prospectus Supplement are stated in the lawful currency of the United States of America and "Axcan," "we," "us" and "our" refer to Axcan Pharma Inc. and its direct and indirect subsidiaries.

                         -------------------------------

Plan of Distribution


The Securityholders listed in Schedule A to this Prospectus Supplement have delivered a completed selling securityholder's questionnaire to us and may sell at any time, or from time to time, pursuant to this Prospectus Supplement and the accompanying Prospectus, the aggregate principal amount of the Notes set forth in Schedule A to this Prospectus Supplement, and the aggregate principal amount payable of the Notes held by such Securityholder shall thereafter be reduced to the extent of such sales. The Notes held by the Securityholders were either acquired by them upon the issuance of the Notes on March 5, 2003 at a price of $1,000 per Note, or in subsequent transactions thereafter at varying prices.

Recent Developments


Filing of Interim Financial Results for the Three and Nine-Month Periods Ended June 30, 2003

On August 7, 2003, we issued our operating results for the third quarter ended June 30, 2003.

Revenue increased $11.4 million (32.1%) to $46.9 million for the third quarter ended June 30, 2003 from $35.5 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2003, revenue was $130.4 million compared to $94.5 million for the corresponding period of the preceding fiscal year, an increase of 38.0%. This increase in revenue resulted primarily from sales from France, following the acquisitions of Enteris and Lacteol and the PANZYTRAT and DELURSAN product lines. Strong sales of URSO 250 in North America also contributed to the increase. Revenue from France, including domestic and foreign sales, amounted to $11.6 million compared to $4.9 million for the quarter ended June 30, 2002 and $32.2 million compared to $9.0 million for the nine-month period ended June 30, 2002.


Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. We outsource most of our manufacturing requirements. Cost of goods sold increased $2.4 million (25.5%) to $11.8 million for the quarter ended June 30, 2003 from $9.4 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended June 30, 2003 decreased marginally as compared to the corresponding quarter of the preceding fiscal year, at 25.2% and 26.6%, respectively. For the nine-month period ended June 30, 2003, cost of goods sold was $31.7 million (24.3% of revenue) compared to $24.2 million (25.6% of revenue) for the corresponding period of the preceding fiscal year. The decrease in the cost of goods sold expressed as a percentage of revenue is due in part to the accounting treatment of the PANZYTRAT revenue during the transition period. Since the acquisition of the PANZYTRAT rights in December 2002, Abbott is acting as an agent for the management of the product line sales, until marketing authorization transfers are completed. During the transition period, we include in our revenue the net sales from PANZYTRAT less corresponding cost of goods sold and other related expenses. Thus, our cost of goods sold does not include costs related to these PANZYTRAT sales.

Selling and administrative expenses consist principally of salaries and other costs associated with our sales force and marketing activities. Selling and administrative expenses increased $2.3 million (17.3%) to $15.6 million for the quarter ended June 30, 2003 from $13.3 million for the corresponding quarter of the preceding fiscal year. For the nine-month period ended June 30, 2003, selling and administrative expenses increased $9.2 million (24.9%) to $46.1 million from $36.9 million for the corresponding period of the preceding fiscal year. This increase is mainly due to the inclusion of $10.5 million of selling and administrative expenses from Enteris and Lacteol for the nine-month period ended June 30, 2003 compared to $5.6 million for the corresponding period of the preceding year which represented two months of operations for Lacteol and eight for Enteris.

Research and development expenses consist principally of fees paid to outside parties that we use to conduct clinical studies and to submit governmental approval applications on our behalf and for salaries and benefits paid to our personnel involved in research and development projects. Research and development expenses increased $1.9 million (95.0%) to $3.9 million for the quarter ended June 30, 2003 from $2.0 million for the corresponding quarter of the preceding fiscal year and $3.2 million (52.5%) to $9.3 million for the nine-month period ended June 30, 2003, from $6.1 million for the corresponding period of the preceding fiscal year. The increase is primarily due to the fact that we are currently conducting two additional clinical studies on our new CANASA rectal gel formulation in order to meet regulatory requirements. Also, additional costs were incurred to address manufacturing issues at one of the five manufacturing sites involved in the production of HELICIDE.

Amortization consists principally of intangible assets with finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Amortization increased $0.1 million (5.3%) to $2.0 million for the quarter ended June 30, 2003 from $1.9 million for the corresponding quarter of the preceding fiscal year and $0.6 million (11.1%) to $6.0 million for the nine-month period ended June 30, 2003 from $5.4 million for the corresponding period of the preceding fiscal year. The increases result mainly from amortization of capital assets in France, for Enteris, since November 2001, and Lacteol, since April 2002.

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $1.5 million to $1.8 million for the quarter ended June 30, 2003 from $0.3 million for the corresponding quarter of the preceding fiscal year and $2.0 million to $2.6 million for the nine-month period ended June 30, 2003 from $0.6 million for the corresponding period of the preceding fiscal year. These increases are mainly due to interest expense on the convertible debenture of $125,000,000 issued on March 5, 2003.

On April 10, 2003, we made an unsolicited cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix, which was subsequently increased to $10.50 per share. On June 27, 2003, the offer for all outstanding shares of Salix expired without acceptance or extension. Total costs related to the offer were $3.7 million and were expensed during the quarter ended June 30, 2003, thus reducing net income by approximately $2.4 million, or $0.05 per share.

Income taxes amounted to $2.4 million for the quarter ended June 30, 2003, compared to $3.1 million for the quarter ended June 30, 2002. Income taxes amounted to $10.0 million for the nine-month period ended June 30, 2003 compared to $7.5 million for the corresponding period of the preceding fiscal year. The effective tax rates were 31.5% for the nine-month period ended June 30, 2003 and 34.4% for the nine-month period ended June 30, 2002.

Net income was $6.3 million or $0.14 of basic income per share and $0.13 of diluted income per share for the quarter ended June 30, 2003 compared to $5.8 million or $0.13 of both basic and diluted income per share for the corresponding quarter of the preceding year. Excluding takeover bid expenses and related income taxes, net income for the quarter ended June 30, 2003 was $8.7 million or $0.19 of basic income per share and $0.18 of diluted income per share compared to $5.8 million or $0.13 of both basic and diluted income per share for the corresponding quarter of the preceding year. For a reconciliation of such non-GAAP numbers to the most nearly comparable GAAP numbers refer to the unaudited comparative financial statements for the three and nine month periods ended June 30, 2003, incorporated herein by reference.

For the nine-month period ended June 30, 2003, net income was $21.8 million or $0.49 of basic income per share and $0.47 of diluted income per share, compared to $14.2 million or $0.35 of basic income per share and $0.34 of diluted income per share for the corresponding period of the preceding year. Excluding takeover bid expenses and related income taxes, net income for the nine-month period ended June 30, 2003 was $24.2 million or $0.54 of basic income per share and $0.52 of diluted income per share compared to $14.2 million of net income or $0.35 of basic income per share and $0.34 of diluted income per share for the nine-month period ended June 30, 2002. For a reconciliation of such non-GAAP numbers to the most nearly comparable GAAP numbers refer to the unaudited comparative financial statements for the six and nine month periods ended June 30, 2003, incorporated herein by reference.

The basic weighted average number of common shares outstanding used to establish the per share amounts increased from 44.6 million for the quarter ended June 30, 2002 to 44.9 million for the quarter ended June 30, 2003, following the subscription of investors through private placements and the exercise of options previously granted pursuant to our stock option plan.

Our cash, cash equivalents and short-term investments increased $92.7 million to $173.4 million at June 30, 2003 from $80.7 million at September 30, 2002. As of June 30, 2003, working capital was $178.7 million, compared to $103.5 million at September 30, 2002. These increases are mainly due to the issuance of convertible debentures which provided net proceeds of $120.5 million and were partially offset by the acquisition of the rights to the PANZYTRAT product line and DELURSAN for a total cash purchase price of $67.8 million plus transaction expenses. Total assets increased $179.3 million (48.9%) to $546.3 million as of June 30, 2003 from $367.0 million as of September 30, 2002. Shareholders' equity increased $35.9 million (12.1%) to $330.7 million as of June 30, 2003 from $294.8 million as of September 30, 2002.

Historically, we have financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of our equity, cash flow from operations, and loans from joint venture partners and financial institutions. Since we went public in Canada in December 1995, we have raised approximately $242.0 million from sales of our equity and have borrowed from financial institutions to finance the acquisition of Axcan Scandipharm and from Schwarz to finance the acquisition of Axcan URSO (these amounts have since been repaid).

Cash flows from operating activities increased $15.2 million (48.6%) to $46.5 million for the nine-month period ended June 30, 2003, from $31.3 million for the nine-month period ended June 30, 2002. Cash flows from financing activities for the nine-month period ended June 30, 2003 were $121.1 million mainly due to the issuance of the convertible debenture, which provided net proceeds of $120.5 million. Cash flows used for investment activities for the nine-month period ended June 30, 2003 were $110.4 million mainly due to the net cash used for the acquisition short-term investments and the acquisition of intangible assets with the proceeds from the disposal of short-term investments.

Our research and development spending totaled $8.0 million for fiscal 2002 and $6.1 million for fiscal 2001. We believe that our cash and operating cash flow will be adequate to support our existing ongoing operational requirements for at least 12 months. However, we regularly review product and other acquisition opportunities and may therefore require additional debt or equity financing. We cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

We believe that cash and temporary investments, together with funds provided by operations, will be sufficient to meet operating cash requirements, including development of products through research and development activities, capital expenditures and repayment of our debt. Assuming regulatory approvals of future products and indications stemming from our research and development efforts, we believe that these will also significantly contribute to the increase in funds provided by operations.

Earnings Coverage


The following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2002 and June 30, 2003 and give effect to the issuance of the Notes. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The information presented herein for the 12-month period ended June 30, 2003 is based on unaudited financial information.

The Canadian GAAP earnings coverage ratios have been calculated based on amounts determined under Canadian GAAP, which include $3.2 million of implicit interest, a non-cash expense.

                                                          Canadian GAAP                                 US GAAP
                                               ------------------------------------        ----------------------------------
                                                  12 Months        12 Months                 12 Months          12 Months
                                                    Ended            Ended                     Ended              Ended
                                                September 30,    June 30, 2003             September 30,      June 30, 2003
                                                    2002                                        2002
                                               ----------------    ----------------        ---------------    ---------------

Pro forma interest
requirements(1)(2) ..................               11.0                11.2                    6.5                6.7
Pro forma earnings before interest
expense  and income taxes(1)(3) .....               32.8                45.8                    32.5               44.9
Earnings coverage....................                3.0                 4.1                    5.0                6.7
------------------------------------------
Notes
(1)......In millions of US dollars.
(2) Pro forma interest requirements are detailed as follows:
Interest as per financial statements.                1.2                 4.5                    1.2                3.2
Amortization of issue expense included
in
interest.............................                 -                 (0.1)                    -                (0.1)
Interest on debentures...............                5.3                 3.6                    5.3                3.6
Implicit interest....................                4.5                 3.2                     -                  -
                                               ----------------    ----------------        ---------------    ---------------
Pro forma interest requirements......               11.0                11.2                    6.5                6.7
                                               ================    ================        ===============    ===============
(3) Pro forma earnings before interest expense and income taxes are detailed as follows:
Net earnings as per financial statements            20.8                27.4                    21.1               28.8
Income taxes.........................               11.7                14.8                    11.1               13.8
Financial expense....................                1.2                 4.5                    1.2                3.2
Amortization of issue expense........               (0.9)               (0.9)                  (0.9)              (0.9)
                                               ----------------    ----------------        ---------------    ---------------

Pro forma earnings before interest
expense and income taxes.............               32.8                45.8                    32.5               44.9
                                               ================    ================        ===============    ===============


Under U.S. GAAP, our interest requirements amounted to $6.7 million on a pro forma basis for the 12 months ended June 30, 2003 and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro forma interest requirements, for the 12-month period ended June 30, 2003 was 6.7 to one.


Under Canadian GAAP, our interest requirements amounted to $11.2 million on a pro forma basis for the 12 months ended June 30, 2003 and our earnings coverage ratio for the 12-month period ended June 30, 2003 was 4.1 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $3.2 million as required by Canadian GAAP.

Incorporation by Reference


The following documents, filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference and form an integral part of the accompanying Prospectus, as supplemented by this Prospectus Supplement:

(a) our unaudited comparative consolidated financial statements in Canadian GAAP for the three-month period ended December 31, 2002;

(b) our unaudited comparative consolidated financial statements in U.S. GAAP for the three-month period ended December 31, 2002;

(c) our unaudited comparative consolidated financial statements in Canadian GAAP for the three and six-month periods ended March 31, 2003;

(d) our unaudited comparative consolidated financial statements in U.S. GAAP for the three and six-month periods ended March 31, 2003;

(e) our unaudited comparative consolidated financial statements in Canadian GAAP for the three and nine-month periods ended June 30, 2003;

(f) our unaudited comparative consolidated financial statements in U.S. GAAP for the three and nine-month periods ended June 30, 2003;

(g) our audited comparative consolidated financial statements in Canadian GAAP for the year ended September 30, 2002, as well as the auditor's report thereon contained in our annual report for the year ended September 30, 2002;

(h) our audited comparative consolidated financial statements in U.S. GAAP for the year ended September 30, 2002, as well as the auditor's report thereon;

(i) management's discussion and analysis of operating results and financial position for the year ended September 30, 2002 contained in our annual report for the year ended September 30, 2002;

(j) our annual information form dated February 13, 2003 for the year ended September 30, 2002;

(k) the management proxy solicitation circular dated January 24, 2003 for the annual meeting of the shareholders held on February 20, 2003, with the exception of the headings "Statement of Executive Compensation-- Composition of the Compensation Committee," "Compensation Committee Report," "Corporate Governance" and "Stock Participation Plan-Performance Graph;" and

(h) the material change reports and press releases dated November 15, 2002 (we announced fourth quarter and fiscal 2002 results); December 4, 2002 (we announced that we acquired PANZYTRAT); January 20, 2003 (we announced that we acquired DELURSAN); February 25, 2003 (we announced the Notes offering); March 6, 2003 (we announced the closing of the Notes offering and we announced we waived the right to draw down on our equity facility); April 10, 2003 (we announced that we commenced an all-cash offer for Salix Pharmaceuticals at $8.75 per share); May 15, 2003 (we announced results for the second quarter of 2003) and May 22, 2003 (we announced that we increased our all-cash offer for Salix Pharmaceuticals to $10.50 per share).

Any document of the type referred to above and any material change report filed by us with the securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the end of the distribution shall under this Prospectus Supplement be deemed to be incorporated by reference in the Prospectus.


Any statement contained in this Prospectus Supplement, the accompanying Prospectus and in a document incorporated or deemed to be incorporated by reference in the Prospectus for the purpose of this distribution shall be deemed to be modified or superseded, for the purposes of the Prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of the Prospectus.

                                   SCHEDULE A



=====================================================================================================================

     Selling Securityholder              Registered Holder           Number of notes held     Amount of notes held
                                                                                                     ($USD)
---------------------------------------------------------------------------------------------------------------------
DBAG London                      Cede & Company (DTC)                                20,902               20,902,000
---------------------------------------------------------------------------------------------------------------------

State of Maryland Retirement     State of Maryland Retirement                         2,073                2,073,000
Agency                           Agency
---------------------------------------------------------------------------------------------------------------------

Delaware Public Employees        Delaware Public Employees                            1,005                1,005,000
Retirement System                Retirement System
---------------------------------------------------------------------------------------------------------------------

City and County of San           City and County of San                                 956                  956,000
Francisco Retirement System      Francisco Retirement System
---------------------------------------------------------------------------------------------------------------------

Alcon Laboratories               Alcon Laboratories                                     252                  252,000
---------------------------------------------------------------------------------------------------------------------

Occidental Petroleum             Occidental Petroleum                                   167                  167,000
Corporation                      Corporation
---------------------------------------------------------------------------------------------------------------------

Merril Lynch Insurance Group     Merril Lynch Insurance Group                           216                  216,000
---------------------------------------------------------------------------------------------------------------------

Ohio Bureau of Workers           Ohio Bureau of Workers                                 125                  125,000
Compensation                     Compensation
---------------------------------------------------------------------------------------------------------------------

British Virgin Islands Social    British Virgin Islands Social                           57                   57,000
Security Board                   Security Board
---------------------------------------------------------------------------------------------------------------------

1976 Distribution Trust FBO      1976 Distribution Trust FBO A.R.                         5                    5,000
A.R. Lauder / Zinterhofer        Lauder / Zinterhofer
---------------------------------------------------------------------------------------------------------------------

New Orleans Firefighters         New Orleans Firefighters                                88                   88,000
Pension / Relief Fund            Pension / Relief Fund
---------------------------------------------------------------------------------------------------------------------

The Grable Foundation            The Grable Foundation                                   57                   57,000
---------------------------------------------------------------------------------------------------------------------

Crady Hospital Foundation        Crady Hospital Foundation                               86                   86,000
---------------------------------------------------------------------------------------------------------------------

Independence Blue Cross          Independence Blue Cross                                300                  300,000
---------------------------------------------------------------------------------------------------------------------

Arapahoe County Colorado         Arapahoe County Colorado                                39                   39,000
---------------------------------------------------------------------------------------------------------------------

Pro-mutual                       Pro-mutual                                             485                  485,000
---------------------------------------------------------------------------------------------------------------------

City of New Orleans              City of New Orleans                                    133                  133,000
---------------------------------------------------------------------------------------------------------------------

Municipal Employees              Municipal Employees                                    156                  156,000
---------------------------------------------------------------------------------------------------------------------

Policeman and Firemen            Policeman and Firemen                                  381                  381,000
Retirement System of the City    Retirement System of the City of
of Detroit                       Detroit
---------------------------------------------------------------------------------------------------------------------

Allentown City Firefighters      Allentown City Firefighters                              7                    7,000
Pension Plan                     Pension Plan
---------------------------------------------------------------------------------------------------------------------

Allentown City Officers &        Allentown City Officers &                                9                    9,000
Employees Pension Fund           Employees Pension Fund
---------------------------------------------------------------------------------------------------------------------

Allentown City Police Pension    Allentown City Police Pension                           13                   13,000
Plan                             Plan
---------------------------------------------------------------------------------------------------------------------

Trustmark Insurance              Trustmark Insurance                                    222                  222,000
---------------------------------------------------------------------------------------------------------------------

Arlington County Employees       Arlington County Employees                             433                  433,000
Retirement System                Retirement System
---------------------------------------------------------------------------------------------------------------------

Asante Health Systems            Asante Health Systems                                   46                   46,000
---------------------------------------------------------------------------------------------------------------------

2000 Revocable Trust FBO A.R.    2000 Revocable Trust FBO A.R.                            5                    5,000
Lauder / Zinterhofer             Lauder / Zinterhofer
---------------------------------------------------------------------------------------------------------------------

TOTAL:                                                                                                    28,218,000
---------------------------------------------------------------------------------------------------------------------


[AXCAN LOGO]                                        AXCAN PHARMA INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 800 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                      AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                       AXP

NASDAQ SYMBOL (NASDAQ National Market):                                   AXCA


DATE:                                                           August 7, 2003
Press Release for immediate distribution

                 AXCAN REPORTS RESULTS FOR THIRD QUARTER OF 2003
                         REVENUE UP 32% TO $46.9 MILLION

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the third quarter of fiscal 2003 ended June 30, 2003. (amounts are stated in U.S. dollars). The Company reported revenue growth of 32% to $46.9 million and net income of $8.7 million, which represents $0.19 per share prior to one-time costs and related income taxes associated with the unsuccessful takeover bid for Salix Pharmaceuticals, Ltd. ("Salix"). Net income this quarter was $6.3 million or $0.14 per share (basic income per share) after such costs are taken into account. Net income also reflects a full quarter of interest expenses on the $125 million of convertible debentures issued on March 5, 2003.

"Continued growth witnessed in this quarter enhances our confidence that Axcan will meet or surpass the consensus estimates of revenues and net income per share," said Leon F. Gosselin, President and Chief Executive Officer of Axcan. "The strength of Axcan's balance sheet is such that we are in a position to execute several product in-licensing or acquisition deals by the end of calendar 2003, " he concluded.

RESEARCH AND DEVELOPMENT UPDATE
-------------------------------

APPROVALS
---------

PHOTOFRIN was approved by the U.S. Food and Drug Administration for the ablation of High-Grade Dysplasia in Barrett's Esophagus patients who do not undergo esophagectomy. PHOTOFRIN was also granted orphan drug designation for this indication, which guarantees a 7-year marketing exclusivity. PHOTOFRIN was also approved earlier in the quarter in Canada, for the same indication.

PENDING APPROVALS
-----------------

PHOTOBARR has been filed in Europe for the ablation of High-Grade Dysplasia associated with Barrett's Esophagus. Orphan drug designation has been granted and approval is expected in the first half of fiscal 2004.

HELICIDE has been filed in the United States for the eradication of Helicobacter pylori, a bacterium now recognized as being the main cause of gastric and duodenal ulcers. All inspection-related issues at one of the five manufacturing sites involved in the production of HELICIDE have now been solved. The Company expects the FDA to reach a final decision by the end of fiscal 2003.

PHASE III/IV
------------

CANASA 1 g suppositories. Axcan recently completed the clinical portion of a 100-patient Phase III trial in North America on a 1 g suppository formulation of mesalamine for the treatment of ulcerative proctitis. This study was conducted to demonstrate the efficacy and safety of a 1 g formulation of mesalamine suppository administered once a day vs. the currently approved 500 mg formulation administered twice a day. The study included an evaluation of the induction of remission in ulcerative proctitis patients. Results have shown 1 g suppositories are very safe and effective and are not different from 2 doses of 500 mg suppositories for the treatment of mild to moderate ulcerative proctitis. Axcan expects to file for regulatory approval in the United States at the end of the fourth quarter of fiscal 2003, and approval in the United States is anticipated in the second half of fiscal 2004.

CANASA/SALOFALK rectal gel. Axcan presented results of a pilot study on the efficacy of mesalamine rectal gel in distal ulcerative colitis. Results confirmed that mesalamine rectal gel provided a clinically and statistically significant improvement of distal ulcerative colitis, within 4 days. Exploratory statistics by paired t tests showed a statistically significant difference between baseline and end-of-treatment Disease Activity Index (p=0.0009)) and these results support the conduct of Phase III studies to confirm the efficacy and safety of the mesalamine rectal gel, the final results of which should be available in the first half of fiscal 2004. The Company plans to submit regulatory filings for approvals in the United States and Canada shortly thereafter.

SALOFALK 750 mg tablets. Axcan recently completed a 114-patient Phase III trial, for the Canadian market, on the efficacy and safety of a new 750 mg mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. Results showed that, when given at a total daily dose of 3 g, 750 mg tablets are both equally effective and safe for treatment of mild to moderate ulcerative colitis as the 500 mg tablets. Axcan plans to file a Supplemental New Drug Submission for approval in Canada in the fourth quarter of fiscal 2003.

URSO DS. Axcan developed a new URSO DS formulation containing 500 mg of ursodiol in each tablet and intends to file a Supplemental New Drug Application in the United States in the fourth quarter of fiscal 2003 for the use of URSO DS in the treatment of Primary Biliary Cirrhosis.

Pre-Clinical, Phase I and II
----------------------------

PHOTOFRIN. Axcan will support Phase II studies on the use of PHOTOFRIN photodynamic therapy ("PDT") in the treatment of cholangiocarcinoma, an aggressive cancer that grows in the ducts that carries bile from the liver to the small intestine. Studies will also be conducted on the effect of repeated administration and of liver insufficiency on Photofrin pharmacokinetics.

NCX-1000. The U.S. Food and Drug Administration has accepted an Investigational New Drug Application for the clinical testing of NCX 1000, in development for the treatment of portal hypertension, a late stage complication of chronic liver disease. A Phase I clinical trial involving 16 subjects was successfully completed, showing good tolerability and safety. Completion of the whole clinical program development should occur in calendar year 2006.

Ursodiol disulfate. Axcan is currently conducting a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. This study was recently completed and results will be announced in the fourth quarter of fiscal 2003. If positive trends are confirmed in the final analysis, then Axcan intends to initiate animal toxicity studies, which will be followed by Phase I studies.

Corporate Governance
--------------------

Axcan is pleased to announce the appointment of Daniel Labrecque to its Board of Directors. Mr. Labrecque is President and Chief Executive Officer of NM Rothschild & Sons Canada Limited, an investment banking firm that was established in Canada in 1990 and which is an affiliate of NM Rothschild & Sons Limited of London, England, and Rothschild & Cie of Paris, France. As such, Mr. Labrecque provides investment banking advisory services on mergers and acquisitions, corporate finance, corporate and financial restructurings, privatizations and corporate strategy and transactions.

Previously, Mr. Labrecque was Managing Director and Chief Operating Officer of Lazard Canada, where he held responsibility for investment banking operations in Canada and prior to that, Mr. Labrecque was Managing Director of Schroders Canada. Mr. Labrecque holds an MBA from INSEAD, a Diploma in Public Accountancy and Business Administration from Ecole des Hautes Etudes Commerciales, University of Montreal and is a Certified Business Valuator.

Mr. Labrecque is Chairman of the Canadian INSEAD Foundation and member of the International Council of INSEAD, as well as Director of the C.D. Howe Institute and Director of La Fondation de l'Ecole Nationale de Cirque.

INTERIM FINANCIAL REPORT
------------------------

This release includes, by reference, the third quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP and the reconciliation to U.S. GAAP of the Canadian GAAP presentation. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities.

CONFERENCE CALL
---------------

Axcan will host a teleconference and web cast at 4:30 p.m., Eastern Time, August 7, 2003. During the teleconference, Leon F. Gosselin, President and Chief Executive Officer, David W. Mims, Executive Vice President and Chief Operating Officer and Jean Vezina, Vice President, Finance and Chief Financial Officer will discuss the financial results. To participate in the teleconference, please dial the following number approximately 10 minutes prior to the start of the teleconference: (800) 814-3911. A replay of the teleconference will be available for one week (until August 14, 2003), commencing one hour after the end of the teleconference. The instant replay number is (416) 640-1917 code: 21012573.

Interested parties may also access the conference call via web cast at www.axcan.com. The web cast will be accessible for 90 days.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

Safe Harbor" statement under the Private Securities Litigation Reform Act of
----------------------------------------------------------------------------
1995.
-----

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The names CANASA, HELICIDE, PHOTOBARR, PHOTOFRIN, SALOFALK and URSO appearing in this news release are registered trademarks of Axcan Pharma Inc. and its subsidiaries.


    Management Discussion and Analysis (MD&A), Financial Statements and Notes Attached

INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Axcan Pharma Inc.
                           Tel: (205) 991-8085 ext. 223

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2000

                           Web:     www.axcan.com